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                                                 40 King Street West, 52nd Floor
                                                            Toronto, ON  M5H 3Y2
                                                                 www.kinross.com
                                                               Tel: 416 365 5123
                                                               Fax: 416 363 6622
[LOGO] KINROSS                                           Toll Free: 866-561-3636
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                JOHN CARRINGTON AND CATHERINE MCLEOD-SELTZER JOIN
                           KINROSS' BOARD OF DIRECTORS


OCTOBER 27, 2005... TORONTO, ONTARIO - KINROSS GOLD CORPORATION ("KINROSS" OR THE "COMPANY") (TSX-K; NYSE-KGC) is pleased to announce that, effective immediately, John K. Carrington and Catherine McLeod-Seltzer have joined Kinross' Board of Directors as independent board members.

Mr. Carrington is a retired mining executive with over 36 years of experience in the mining industry. He has held many senior executive positions, including most recently Vice Chairman of Barrick Gold Corporation ("Barrick") until his retirement on December 31, 2004. Between 1995 and 2004 he also held the positions of President, Chief Operating Officer & Director and Executive Vice President, Operations at Barrick. Before joining Barrick, Mr. Carrington was Executive Vice President, Mining at Noranda and President and Chief Executive Officer of Brunswick Mining and Smelting. Mr. Carrington is a Director of the Canadian Mineral Industry Education Foundation, Honorary Chairman of the Prospectors and Developers Association of Canada, past Director of the Gold Institute, past Chairman and Director of the Mining Association of Canada and a former member of the Lassonde Mineral Engineering Program at the University of Toronto. Mr. Carrington is a Mining Engineer with a Master of Engineering (Mining) from McGill University and is a member of the Association of Profession Engineers of Ontario and the Canadian Institute of Mining & Metallurgy. In 2003, Mr. Carrington received the "Selwyn G. Blaylock Award" from the Canadian Institute of Mining & Metallurgy for distinguished service to Canada through exceptional achievement in the field of mining.

Ms. McLeod-Seltzer brings an extensive knowledge of mining finance, exploration in Latin America, mergers, acquisitions and negotiations to Kinross' Board. Ms. McLeod-Seltzer has over 20 years of experience in the mining industry and is currently President and Director of Pacific Rim Mining Corporation, a position she has held since 1997. Ms. McLeod-Seltzer has worked extensively in Latin America on both the resource and finance side of the industry with a particular emphasis on Peru where she is currently involved in the financing and development of two large mining projects. Previously, she was President, Chief Executive Officer of Arequipa Resources Ltd., one of the most successful mining exploration companies in Peru. Ms. McLeod-Seltzer grew the company from a capitalization of Cdn $5 million to over Cdn $1.1 billion when it was taken over by Barrick in 1996. Ms. McLeod-Seltzer is a co-founder of Stornoway Diamond Corporation, one of the largest landholders for diamond exploration in Canada. Stornoway has discovered 15 diamondiferous kimberlites since 2003. In 1999, she was named the Northern Miner's "Mining Man of the Year" and in 1997 she was given the "Award for Performance" by the Association of Women in Finance. She has also held a position on the Financial Post's "Power 50" since 2002. Ms. McLeod-Seltzer holds a Bachelor of Business Administration from Trinity Western University.

Arthur Ditto and Cameron Mingay have stepped down from the Board of Directors. Mr. Ditto has been a director since 1993 and was President and C.O.O. Mr. Mingay was a director from 2001 to 2004.

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"We are extremely pleased to continue to strengthen Kinross by adding the operational skills and exploration expertise that John and Catherine bring to the Board. These attributes emphasize our commitment to operational excellence and the future growth of the Company." said Tye Burt, President and Chief Executive Officer of Kinross. "I would like to thank Art Ditto and Cameron Mingay for their distinguished service to the Company since it's inception."

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For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                TRACEY M. THOM
SENIOR VICE PRESIDENT,             DIRECTOR, INVESTOR RELATIONS
CORPORATE COMMUNICATIONS           AND COMMUNICATIONS
Tel.  (416) 365-7254               Tel. (416) 365-1362